Docket No. EC01-156-000, et al.

Exhibit D-2(a)

99 FERC P 61, 106
UNITED STATES OF AMERICA
FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:	Pat Wood, III, Chairman;
William L. Massey, Linda Breathitt,
and Nora Mead Brownell.

TRANSLink Transmission Company, L.L.C	Docket Nos.EC01-156-000 and
Alliant Energy Corporate Services, Inc.	ER01-3154-000
MidAmerican Energy Company
Xcel Energy Services, Inc.

Northern States Power Company (Minnesota)	EC99-101-006
New Century Energies, Inc.

ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES
AND PARTICIPATION IN THE MIDWEST ISO REGIONAL TRANSMISSION
ORGANIZATION

(Issued April 25, 2002)

     I.     Introduction

     Three members of the Midwest ISO Regional Transmission Organization (the Midwest ISO) and three other transmission owners have filed with the Commission to form an independent transmission company, TRANSLink Transmission Company, LLC (TRANSLink), to share responsibility with the Midwest ISO1 and other regions for the Regional Transmission Organization (RTO) functions prescribed in Order No. 2000.2

     1A map showing the Midwest ISO region and the proposed TRANSLink regions is provided in Appendix 1.

     2Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809

This proposal comes at a time when the sharing of RTO functions between the RTO and Independent Transmission Companies (ITCs) is being studied by the Commission.3 This order describes the Commission’s current policy on several issues related to the sharing of RTO responsibilities.

     TRANSLink proposes to operate the part of its area located in the Midwest ISO under the Midwest ISO’s Appendix I,4 which was approved by the Commission on February 24, 2000.5 Appendix I provides a framework under which ITCs can share certain functions with the Midwest ISO, which is now operating as the first unconditionally approved RTO. It outlines rights and responsibilities of the ITC and the Midwest ISO and describes the coordination required between them.

     The major part of this order pertains to the relationship between TRANSLink and the Midwest ISO. The TRANSLink application was filed before the Midwest ISO was approved as an RTO or started operations. The Midwest ISO first offered transmission service on February 1, 2002. There is one ITC conditionally approved for operation within the Midwest ISO, International Transmission Company,6 but it does not currently perform the same functions that TRANSLink proposes to perform. Therefore, there are a

(January 6, 2000), FERC Stats. & Regs. P 31,089 (1999) (Order No. 2000), order on reh’g, Order No. 2000-A, 65 Fed. Reg. 12,088 (March 8, 2000), FERC Stats. & Regs. ¶ 31,092 (2000) (Order No. 2000-A), aff’d sub nom. Public Utility District No. 1 of Snohomish County, Washington v. FERC, Nos. 00-1174, et al. (D.C. Cir. 2001).

     3Electricity Market Design and Structure, Docket No. RM01-12-000; see also Transcript of Technical Conference, available in http://www.ferc.gov/Electric/RTO/mrkt-strct-comments/rm01-12-comments.htm.

     4Midwest ISO FERC Electric Tariff, First Revised Rate Schedule No. 1, Original Sheet No. 211 through 218, November 20, 2000. The Midwest ISO and the Applicants have agreed to seek modification of Appendix I to accommodate certain tariff arrangements in this application. These tariff arrangements are discussed below.

     5Commonwealth Edison, et al., 90 FERC ¶ 61,192 (2000), reh’g denied, 91 FERC 61,178 (2000) (Commonwealth).

     6See International Transmission Company, 97 FERC ¶ 61,328 (2001) (International Transmission).

number of issues relating to the sharing of RTO functions that are addressed in this Order for the first time.7

     For the reasons described below, we will grant TRANSLink’s proposal to form an ITC, as modified herein, and will authorize the disposition of operational control of certain jurisdictional facilities from public utilities to the Midwest ISO and TRANSLink. The acceptance of TRANSLink’s proposal, as modified, will benefit the public interest by increasing the scope of the Midwest ISO8 and enhance the competitiveness of the power generation market and reliability in the region.

     Today’s order establishes an efficient and effective framework for hybrid RTO formation. This framework successfully captures the benefits associated with large, regional RTOs and simultaneously captures the significant benefits associated with the ITC business model. Under the hybrid RTO and ITC models approved today, ITCs will be given the opportunity to profitably own and manage their independent transmission businesses through a combination of efficiency enhancements; operational, service and contractual innovations; and, in general, exploiting their significant experience and insights into the efficient utilization and expansion of the nation’s transmission infrastructure.

     We have long recognized that the ITC business model can bring significant benefits to the industry. Their for-profit nature with a focus on the transmission business is ideally suited to bring about: 1) improved asset management including increased investment, 2) improved access to capital markets given a more focused business model than that of vertically-integrated utilities, 3) development of innovative services, and 4) additional independence from market participants. For example, under the hybrid RTO model approved today, an ITC may file revenue requirements and incentive rate mechanisms under section 205 after collaboration with the Midwest ISO, thus ensuring rate recovery, including risk-based return on investment. ITCs may control outages and provide input (e.g., near-term facility ratings) into the calculation of available transmission capability, thus allowing the ITC to earn risk-based rewards for efficient performance.

     7A table summarizing the delegation of functions allowed by this order is provided in Attachment 2.

     8See Midwest Independent System Operator, Inc., 97 FERC ¶ 61,326 (2000) (Midwest ISO Order).

     It should be clearly understood that the decisions we are making today regarding the division of responsibilities between ITCs and RTOs are not set in stone. As we and the industry gain operating experience under this hybrid RTO model, this division of responsibility may evolve and additional opportunities may develop for ITCs.

     We are issuing concurrently with this order an order in Docket No. EL02-65-000, et al., on the Alliance Companies’ petition for declaratory order. Alliance is proposing to organize a for-profit transmission company and many of the same issues arise in that proceeding as in this one.

     II.     Background

          A. The Applicants’ Proposal

     On September 28, 2001, Alliant Energy Corporate Services, Inc., (Alliant) et al.,9 pursuant to sections 203 and 205 of the Federal Power Act (FPA)10 and Parts 33 and 35 of the Commission’s regulations,11 sought Commission approval of a proposed tariff, formation documents, rate schedules, and transfer agreements, including operating agreements, to form and allow participation in TRANSLink, a proposed ITC. Applicants request authorization to transfer control and, potentially, ownership, of certain transmission facilities to TRANSLink, which will provide open access transmission service on an unbundled basis over these interconnected transmission facilities. To the extent necessary, Applicants are also seeking Commission authorization to consolidate in TRANSLink the operation of certain of the Private Power Participants’ transmission

     9Alliant Energy Corporate Services submitted the applications and rate schedules on behalf of its operating company affiliates IES Utilities, Inc. (IES) and Interstate Power Company (IPC) (jointly, Alliant West); MidAmerican Energy Company (MidAmerican); Xcel Energy Services, Inc. on behalf of its operating company affiliates Northern States Power Company (NSP-M), Northern States Power Company – Wisconsin (NSP-W) (together the NSP Companies), Public Service Company of Colorado (PSCo), and Southwestern Public Service Company (SPS) (jointly Xcel Energy); and TRANSLink. Alliant West, MidAmerican and Xcel Energy are hereinafter collectively referred to as “Private Power Participants” or “Applicants.”

     1016 U.S.C. §§ 824(b) and (d) (1994).

     1118 C.F.R. Parts 33 and 35 (2001).

facilities with those of Public Power Participants and Cooperative Power Participants, including the plan to consolidate Applicants’ systems into a single electrical control area.

     Applicants, on behalf of TRANSLink, also submitted applications and rate schedules in connection with the proposal for TRANSLink to exert operational responsibility for and provide transmission services over the non-jurisdictional transmission systems of the Nebraska Public Power District (NPPD) and Omaha Public Power District (OPPD) (jointly, Public Power Participants) and Corn Belt Power Cooperative (Corn Belt or Cooperative Power Participant). Applicants state that both Public Power Participants and Cooperative Power Participant are non-public utilities that propose to participate in TRANSLink. The Private Power Participants, Public Power Participants and Cooperative Power Participant are collectively referred to as “TRANSLink Participants.”

     According to Applicants, TRANSLink will serve as the vehicle through which the TRANSLink Participants will participate in one or more RTOs, beginning with the Midwest ISO. TRANSLink proposes to take applications for and schedule transmission service with a source and sink inside its footprint under its own OATT. Applicants state that TRANSLink “will substantially expand the size and geographic scope” of the Midwest ISO, as TRANSLink’s operations will be integrated with those of the Midwest ISO and will be a conduit between the Midwest ISO and other RTOs to the south and the west.12

     Applicants propose to operate three TRANSLink regions: a South Region, currently in Southwest Power Pool (SPP); a West Region, in the Western Interconnection; and a North Region, which is proposed to operate as part of the Midwest ISO. The South and West Regions each contain the service area of an affiliate company of Xcel Energy, Inc. (Xcel Energy). The remaining TRANSLink service area is in the North Region.

     Applicants contend that TRANSLink is an effective and efficient medium to carry out critical RTO functions, as TRANSLink will actively manage the transmission facilities that it will own or control. TRANSLink will be an ITC and, in compliance with Order No. 2000, the parties who commit transmission assets to it will participate in one or more RTOs. Applicants state that TRANSLink will be a for-profit limited liability company with the sole purpose of providing “the efficient ownership and operation of electric transmission facilities and the reliable provision of transmission services and

     12Application at 4.

related ancillary services on an open and non-discriminatory basis.”13 Applicants further state that TRANSLink will assume ownership of and/or independent functional responsibility over the assets of the TRANSLink Participants. Such functional responsibilities include, but are not limited to, the responsibility to offer non-discriminatory access to those facilities pursuant to the TRANSLink tariff and the Commission’s requirements.

     Applicants assert that TRANSLink will also advance the Commission’s goal of promoting the development of RTOs by expanding the current scope of the Midwest ISO. However, Applicants note that the geographic configuration of TRANSLink, which includes a utility system with subsidiaries operating in both the Eastern Interconnection and the Western Interconnection (Xcel Energy’s Public Service Company of Colorado (PSCo), prevents all of the transmission facilities committed to TRANSLink from participating initially in a single RTO. In addition, Applicants state that since RTOs are at varying stages of formation, this application focuses on the Midwest ISO, where RTO efforts are most advanced. Applicants assert that they have worked closely with the Midwest ISO, as evidenced by a Memorandum of Understanding (MOU) between them, to ensure that TRANSLink’s operations will be well-integrated with those of the Midwest ISO to provide seamless transmission service.

     Applicants argue that TRANSLink will, as noted earlier, significantly increase the size and geographic scope of the Midwest ISO, since the transmission assets of MidAmerican, OPPD and NPPD are part of TRANSLink. This will prevent balkanization in the significant areas of the Midwest where transmission owners are not subject to the Commission’s jurisdiction as public utilities. Applicants further claim that their Open Access Transmission Tariff (OATT) will provide non-discriminatory access to TRANSLink Participants’ interconnected system in the Mid-Continent Area Power Pool (MAPP) and Mid-America Interconnected Network, Inc. (MAIN) regions, providing seamless integration with the Midwest ISO tariff.

     According to Applicants, at the election of each TRANSLink Participant, the transfer of transmission assets will occur in one of three ways: (1) direct contributions, such as sale of the assets in exchange for a membership interest in TRANSLink; (2) an operating agreement, or (3) a lease agreement.

     Regarding rate matters, applicants believe that the “license plate” rate without a definite phase-out is a drawback to the Midwest ISO rate design. They argue that the

     13Application at 14.

TRANSLink Tariff addresses this problem and assists in resolving cost-shifting issues in two ways. First, by immediately sharing the costs of new regional “highway” transmission facilities on a “postage stamp” basis among all transmission customers, regardless of where they are located, the TRANSLink Tariff would facilitate the construction of interregional facilities, which are critical to interregional transfers. Second, the TRANSLink Tariff has a transition schedule and a post-transition rate design that adopts uniform postage stamp rates to recover the costs of all network highway facilities. In addition, the TRANSLink Tariff includes several options to allow transmission customers to meet their ancillary service obligations.

     Applicants say that the governance structure of TRANSLink provides for the independent operation of the TRANSLink Corporate Manager (Corporate Manager). The Corporate Manager, who has operational authority, will have authority to raise capital necessary for new investments in the transmission grid, and will be governed by an independent Board of Directors.

     Applicants claim that TRANSLink will be a viable, sustainable, stand-alone transmission business that will provide greater consistency and standardization across regions, including the Eastern and Western Interconnections. The TRANSLink proposal has been characterized as a cost-effective operation and expansion of a regional transmission system that will encourage innovation. 14 Applicants emphasize that because TRANSLink expands beyond historical natural markets and because its business interest is in owning and operating an efficient transmission grid, there will be consistent standards across regions; the proposal will consolidate the five current control areas in TRANSLink’s North region into a single control area. Applicants anticipate an operational date in the fourth quarter of 2002.

          B. The Parties

     Alliant Energy Corporation is a registered public utility holding company with three direct, wholly-owned public utility subsidiaries: IES, IPC, and Wisconsin Power and Light Company (WP&L). It is engaged in the production, transmission and generation of electricity, serving more than a million customers in Iowa, Illinois, Minnesota and Wisconsin. Alliant West, the Alliant operating companies other than WP&L, will commit approximately 4,671 miles of transmission lines and related substations to TRANSLink, “assuming satisfactory orders from the Commission and the

     14OPPD’s Motion to Intervene at 3.

satisfaction of other necessary conditions.“15 The remaining Alliant company, WP&L, has transferred its transmission assets to American Transmission Company, LLC and will not participate in TRANSLink.

     Xcel Energy is a registered public utility holding company under PUHCA,16 with six direct, wholly-owned public utility subsidiaries: Northern States Power Company (NSP-M); Northern States Power – Wisconsin (NSP-W); Public Service Company of Colorado (PSCo); Southwestern Public Service Company (SPS); Cheyenne Light, Fuel & Power (CLF&P); and Black Mountain Gas Company (BMG); collectively, The Xcel Energy Operating Companies. The Xcel Operating Companies serve approximately 3.1 million electric customers and 1.5 million natural gas customers. They will transfer to TRANSLink, upon the satisfaction of the necessary conditions, over 17,600 miles of transmission lines and related substations.17

     MidAmerican Energy Holding Company is a privately-held corporation with one direct, wholly-owned domestic public utility subsidiary, MidAmerican. MidAmerican serves approximately 669,000 electric customers and 646,000 natural gas customers in Iowa, Illinois, Nebraska and South Dakota. MidAmerican will commit, upon satisfaction of the necessary conditions, approximately 2,020 miles of transmission lines and related substations to the TRANSLink project. MidAmerican is not currently a member of the Midwest ISO.

     Nebraska Public Power District (NPPD) is a public corporation and a political subdivision of the State of Nebraska and, as such, is not subject to the Commission’s general jurisdiction as a public utility. It serves approximately 800,000 retail electric customers in 97 communities and supplies the total wholesale requirements of approximately 73 municipalities, public power districts and cooperatives. NPPD will transfer, assuming the necessary conditions are satisfied, 4,227 miles of transmission lines and substations to TRANSLink.

     15Application at 12.

     1615 U.S.C. § 79z-5a (1994).

     17NSP-M will commit approximately 4,600 miles of transmission lines and related substations; NSP-W will commit approximately 2,840 miles of transmission lines and related substations; PSCo will commit approximately 3,960 miles of transmission lines and related substations; SPS will commit approximately 6,260 miles of transmission lines and related substations.

     Omaha Public Power District (OPPD) is a public corporation and a political subdivision of the state, and is therefore not subject to this Commission’s general jurisdiction as a public utility. OPPD serves approximately 260,000 electric retail customers in 13 Nebraska counties, the City of Omaha, and the community of Carter Lake, Iowa. It will contractually give TRANSLink functional control over its approximately 707 miles of transmission and related substations, assuming the necessary conditions are met.

     Corn Belt Power Cooperative (Corn Belt) is a generation and transmission cooperative that is not subject to this Commission’s general jurisdiction as a public utility. Its member systems serve rural residences, farms, small towns, and commercial and industrial members in 27 counties in north central Iowa, of which approximately 35,000 are retail member customers. Corn Belt will commit approximately 290 miles of transmission lines and related substations to TRANSLink, upon satisfaction of the necessary conditions.

          C. Notice of Filing, Interventions, Protests and Answers

     Notice of Applicants’ filing was published in the Federal Register, 66 Fed. Reg. 52,121 (2001), with comments, protests, and interventions due on or before October 29, 2001. Entities that filed motions to intervene are listed in Attachment 3 to this order. In response to requests for an extension of time to submit interventions and protests, the Commission extended the time to November 28, 2001. Motions to intervene out-of-time were filed by Split Rock Energy, LLC, Central Illinois Light Company, New Mexico Public Regulation Commission, Iowa Office of Consumer Advocate, North Dakota Public Service Commission, Northwestern Public Service Company, Iowa Utilities Board, Minnesota Department of Commerce, Oklahoma Corporation Commission, South Dakota Public Utilities Commission, International Transmission Company, IBEW Local 55, IBEW Iowa State Conference, and IBEW Local 160.

     On December 13, 2001, Applicants submitted an answer to the interventions, comments, protests and other filings. In response, on December 28, 2001, IAMU, MMUA and CMMPA filed a joint reply to TRANSLink’s answer and answer to motion for technical conference. Also on December 28, 2001, the Municipal Agency of Nebraska filed a reply to TRANSLink’s answer to protests. On March 1, 2002, Cap Rock Electric Cooperative, Inc., Central Valley Electric Cooperative, Inc., Farmers’ Electric Cooperative, Inc., Lea County Electric Cooperative, Inc., Lyntegar Electric Cooperative, Inc., and Roosevelt County Electric Cooperative, Inc. (collectively Cooperative Customers) filed a protest, motion for leave to file answer and answer to Applicants’ reply to protests. On March 14, 2002, TRANSLink submitted a response to Cooperative Customers’ answer to Applicants’ response to protests.

     III. Discussion

          A. Procedural Matters

     Pursuant to Rule 214 of the Commission’s Rules of Practice and Procedure,18 the timely, unopposed motions to intervene serve to make the entities that filed them parties to this proceeding. Pursuant to Rule 214(d) of the Commission’s Rules of Practice and Procedure,19 given their interests, the early stage of the proceeding, and the absence of any undue prejudice or delay, we find good cause to grant the untimely, unopposed motions to intervene of the parties who filed.

     Further, while Rule 213(a)(2) of the Commission’s Rules of Practice and Procedure20 prohibits answers to protests unless otherwise permitted by the decisional authority, we find that good cause exists to allow Applicants’, MEAN’s and Cooperative Customers’ answers, as they provide additional information that assists us in the decision-making process.

     Independence

               1. Applicants

     Applicants assert that TRANSLink will be structured and operated to ensure its independence from market participants. TRANSLink will be a limited liability company with one managing member and one or more non-managing members. The managing member, the Corporate Manager, will be a separate corporate entity governed by an independent Board of Directors. Applicants argue that the Participants will have no ability to influence the decisions of the Corporate Manager. The Board of Directors will consist of nine members, all of whom are independent of market participants, with one member elected by Participating IOUs, one member elected by Participating Public Power entities, and the other seven members selected by Participants with stakeholder

     1818 C.F.R. § 385.214(a)(2) (2001).

     1918 C.F.R. § 385.214(d) (2001).

     2018 C.F.R. § 385.213(a)(2) (2001).

     input. Applicants further state that the Corporate Manager will have the exclusive authority to manage TRANSLink and to direct its business affairs, except for a limited number of specific material actions that cannot be accomplished without the consent of the non-managing members of TRANSLink.21

     Applicants state that the members of the Board of Directors of the Corporate Manager will be selected by a process that ensures independence. Candidates for the Board will be identified by an independent search firm. A Board Selection Advisory Committee consisting of the Midwest ISO Advisory Committee and two designees from the state public utility commissions of each affected state will advise the transmission-owning members of TRANSLink LLC, who will select the seven Board members other than the two elected by the public and private TRANSLink Participant (one each).22

     Moreover, Applicants argue that Participants will effectively cede control over their transmission assets to TRANSLink. The Participants can transfer control over their transmission assets in one of three ways: (1) selling the assets to TRANSLink; (2) leasing the assets to TRANSLink; or (3) executing an operating agreement with TRANSLink. Those selling their transmission assets to TRANSLink would receive non-voting interest in TRANSLink in return. Applicants argue that the lease and operating agreements ensure that TRANSLink Participants will no longer exercise functional control over their transmission assets. Applicants state that the TRANSLink Participants will take transmission service under the TRANSLink Tariff under the same terms and conditions as do other transmission customers.

     TRANSLink proposes to administer its own tariff and to have the exclusive right to file changes with the Commission under section 205. The TRANSLink tariff will apply to all service within the TRANSLink North Region. This aspect of the proposal is discussed further in the Tariff Administration and Rate Design section, below.

     21Those actions are ones that could significantly change the relationship between the transmission owners and TRANSLink or the Corporate Manager. Application Exhibit AAZ-100 at 16. Applicants note that the Commission approved such limited voting rights in its order on the Alliance RTO, Alliance Companies, 91 FERC ¶ 61,152 at 61,581-582 (2000) and in its order approving the of GridSouth RTO, Carolina Power and Light Co., et al., 94 FERC ¶ 61,273 (2001).

     22Application, Volume 5, Exhibit AAZ-100 at 17.

               2. Intervenors’ Comments and Applicants’ Answer

     Specified Integrated Transmission Entities (SITEs)23 and Madison Gas with Electric Company and Wisconsin Public Power Inc. (collectively, M/WPPI)24 argue that market participants would exert excessive influence over the Corporate Manager. SITEs finds flaws in the Board selection process because no stakeholder other that the market participant transmission owners would have a decision-making role regarding any of the initial Board seats. SITEs further argues that TRANSLink’s lack of stakeholder advisory input and information access rights compromise its governance and that the Applicants should be required to create an inclusive stakeholder process. Illinois Commerce Commission (Illinois Commission) also asserts that TRANSLink’s proposal for selecting a Board of Directors can be abused by transmission owners, since they will be allowed to approve a slate of candidates assembled by a committee consisting of members of both the Midwest ISO Advisory Committee and the affected State Commissions. Also, Wisconsin Transmission Customer Group (WTCG) argues that TRANSLink lacks independence because its proposed organizational structure gives the transmission-owning forming parties control over setting transmission policies. Competitive Coalition raises similar arguments. It further argues that the fact that 22 percent (2 of 9) of the Board will be selected by public and private power entities is a violation of the 15 percent limit established in Order No. 2000.

     In response, Applicants acknowledge that Participants will have an initial vote to approve or reject the entire Board, but argue that the Board members themselves must be independent of all market participants. They further argue that the Board selection process for the TRANSLink Corporate Manager is modeled on the Board selection process approved by the Commission for GridSouth.25 Applicants also state that public and private transmission owners are two separate classes, each of which would only have an 11 percent (1 of 9) share of the Board. Applicants argue that the distinction is necessary to facilitate RTO participation for public transmission-owning entities.

     Next, SITEs and M/WPPI26 contend that Applicants’ plans to operate out of

     23SITEs at 6.

     24M/WPPI at 66.

     25GridSouth RTO, Carolina Power and Light Co., et al., 94 FERC ¶ 61,273 (2001) (GridSouth).

     26M/WPPI at 65.

Market Participants’ control rooms will compromise TRANSLink’s independence. Applicants respond that the TRANSLink staff issuing operating instructions will be located in control rooms that are separate from any transmission owner and that TRANSLink will be executing the operating instructions. They conclude that the people actually executing the transmission operating instructions will be loyal to the ITC that employs them, rather than the member transmission owners.

     Illinois Commission argues that Applicants do not provide the option of divesting assets for cash. Instead, Alliant (the only transmission owner opting, at this time, to sell its transmission assets to TRANSLink) will transfer its assets to TRANSLink for equity ownership in TRANSLink. Illinois Commission argues that when a company that has divested for a large percentage of the TRANSLink stock continues to hold that stock, the incentive exists to manipulate or influence the TRANSLink Board of Directors. In addition, Illinois Commission contends that the lack of a true divestiture option prevents TRANSLink from becoming a true ITC. Rather, Illinois Commission asserts that TRANSLink would be nothing more that a for-profit ISO operating within the Midwest ISO. TRANSLink argues that the contribution agreements, as well as the lease and operating agreements, do ensure that the TRANSLink Participants will no longer exercise functional control over transmission facilities.

     Competitive Coalition,27 M/WPPI28 and WIEG29 argue that TRANSLink’s independence is compromised by the fact that Participants can transfer control of transmission assets to TRANSLink via lease and operating agreements. Competitive Coalition requests that the Commission carefully review the incentives created by the Lease Agreements. M/WPPI argues that while Applicants present the Lease and Operating Agreements as means of facilitating public transmission owners’ participation in RTOs, only Alliant West will participate through divestiture, while other private transmission owners plan to participate by leasing their facilities to TRANSLink. M/WPPI further argues that even if divestiture does occur, it may not last, because TRANSLink members can liquidate the company if it fails to net $300 million in exchange for an equity offering within three years.

     Applicants respond by arguing that the lease and operating agreements ensure that the TRANSLink Participants will no longer exercise control over transmission facilities.

     27Competitive Coalition at 9-10.

     28M/WPPI at 56-58.

     29WIEG at 3.

They further assert that the Commission has determined that the type of operational or functional control that TRANSLink will have through the Lease and Operating Agreements does satisfy the requirements of Order No. 2000. They cite Order No. 2000 at 31,091, where we said that RTOs will have some discretion over how to exercise their operational control authority and acknowledged the possibility of the RTO operating the transmission system through “contractual agreements with other entities (e.g., transmission owners and control area operators)”.

     Competitive Coalition argues that TRANSLink’s proposal fails to meet the audit provision of the Commission’s passive ownership standards, which requires that periodic, independent audits be conducted to ensure that a passively-owned transmission operator is truly independent. They state that TRANSLink proposes that audits of passive ownership interests are not required to be submitted to the Commission, but that the Compliance Auditor merely has a right to report any findings or recommendations to the Commission. Applicants respond that audit reports will be provided to both the TRANSLink Board and the Commission.

     Finally, Indicated State Agencies argue that if TRANSLink is going to perform some RTO functions, it must have some level of independence. They state that the question the Commission must answer is what degree of independence is required to permit an intermediate organization, such as TRANSLink, to perform a partial set of RTO functions. They state that TRANSLink’s organizational structure is complex and not clearly defined, and appears to lack a high degree of independence.

               3. Discussion

     We find that in order for TRANSLink to meet the Order No. 2000 independence requirement, it must revise its Board selection process. As argued by SITEs, no stakeholder other than the transmission owners has a direct decision-making role in the Board selection process. As Applicants explain, once the independent search firm nominates the slate of candidates for the Board, the Stakeholder Advisory Committee will have input into the selection process.30 However, Applicants propose that the Stakeholder Advisory Committee’s input be “given due consideration but not be binding.”31 Applicants argue that the proposed process is comparable to that which we

     30That is the seven Board Members other that the two directly selected by participants (one each for public and private participants).

     31Application Exhibit I at 13.

approved in GridSouth. We do not agree. In GridSouth, we required that the Stakeholder Advisory Committee be able to make peremptory challenges to the nominations made by the search firm. With that, stakeholders would have a direct influence on the candidates that would comprise the slate to be voted on by the Participants. Unlike GridSouth, in the TRANSLink proposal, the search firm selects a slate of seven candidates and the TRANSLink Participants vote on the entire slate after being advised by the Stakeholder Advisory Committee. While we will not dictate the exact process by which the Board is selected, it must involve at least as much stakeholder input as that adopted by GridSouth. Therefore, we direct TRANSLink to have the search firm select a larger pool of candidates and to allow the Stakeholder Advisory Board to have direct influence on the candidates that will comprise the slate to be voted on by the Participants.

     TRANSLink has not proposed the length of terms for the Board Members. Rather, it has proposed that each Board member will be subject to re-approval at each annual meeting and that the seats for the two Board members elected by public and private power will cease to exist after five years. We will order TRANSLink to establish terms consistent with the Board Selection Process approved in the Midwest ISO, where two members were give one-year initial terms; two members were given two-year initial terms; and three were given three-year initial terms.32 In addition, the TRANSLink proposal gives the public and private participants the ability to terminate the Board Member they elect at any time, with or without cause.33 We find this arrangement compromises the independence of the two Board Members elected by Public and Private Power. Therefore we order TRANSLink to revise its process such that the two Board Members selected by public and private power be assigned initial terms by the same process as the other seven Board members and to not be subject to removal without cause.

     The criticism about the percentage representation on the Board raised by some intervenors is misguided, for two reasons. First, TRANSLink is not proposing a stakeholder board. There is stakeholder input in the selection process, but the final board will be an independent board, not a stakeholder board. Second, no ownership of the TRANSLink Corporate Manager by any market participant is allowed, therefore Order No. 2000’s restrictions on the percentage ownership for active owners are not relevant. TRANSLink contributes to this confusion by stating that it meets Order No. 2000’s five percent individual and 15 percent class representation limits even though that is not a

     32Midwest ISO, 84 FERC ¶ 61,231 (1998); clarified, 85 FERC ¶ 61,250 (1998); order on reh’g, 85 FERC ¶ 61,372 (1998).

     33Id. at 10.

requirement when there is no active ownership. Therefore, on this point, the Applicants’ proposal meets the independence requirement of Order No. 2000.

     Several commenters express concern that TRANSLink’s independence is compromised by the fact that Participants can merely transfer control of transmission assets to TRANSLink via lease and operating agreements and that those transmission owners that do sell their assets to TRANSLink receive a passive interest in TRANSLink rather than cash. We find that the TRANSLink proposal for turning over functional control of transmission facilities is consistent with the independence requirement of Order No. 2000. Whether Participants sell, lease or arrange an operating agreement with TRANSLink, the Corporate Manager will have full operational control of TRANSLink and the Corporate Manager will be independent of any market participants.

     In response to Indicated State Agencies’ question regarding the degree of independence TRANSLink must exhibit in order to perform a partial set of RTO functions, we are holding TRANSLink to the same independence standard to which we hold an RTO. With the changes to the Board selection process discussed above, we find that TRANSLink meets the independence criterion.

     Regarding Competitive Coalition’s argument that TRANSLink’s proposal fails to meet the audit provision of the Commission’s passive ownership standards, in Order No. 2000, we required an independence audit two years after the initial approval of an RTO with passive ownership and subsequent independence audits every three years.34 TRANSLink acknowledges that it will be bound by the specific audit requirements of Order No. 2000.35 We therefore find that the TRANSLink proposal meets the independence audit requirement of Order No. 2000.

          C. Operational Authority

     TRANSLink proposes to maintain physical control over its facilities in the Midwest ISO region. It also proposes to take applications for transmission service, under its tariff, on its node of the Midwest ISO OASIS site and to schedule that service. According to the MOU, transmission customers will schedule through the process established by the Midwest ISO. The MOU further states that scheduling protocols will be between the Midwest ISO and the control areas and/or the ITC. TRANSLink plans to

     34Order No. 2000 at 31,066.

     35Applicants’ Response at 18.

be responsible for all transmission maintenance and to perform all control area functions. TRANSLink’s MOU with the Midwest ISO explains that TRANSLink’s generation schedules will be coordinated with the Midwest ISO.

     We believe that it can be beneficial to the region for the RTO to delegate certain operational functions to an ITC for service and facilities in its footprint. With regard to scheduling, the Midwest ISO will determine whether the specifics of the coordination between it and TRANSLink ensures that the Midwest ISO will be in a position to monitor the full impacts of transactions scheduled by TRANSLink on the Midwest ISO region. We will, however, require some modifications to TRANSLink’s proposal as described in the discussion of specific functions below. In addition, we need to make clear that, even though the lines of demarcation between TRANSLink and the Midwest ISO may appear unambiguous, in the event there is a dispute over operational authority, the Midwest ISO’s decision prevails.

     Some of the operational control allowed at this time is permitted because it is consistent with today’s markets in the Midwest ISO and its Day One congestion management. As we move toward our plan for Standard Market Design (SMD) and the Midwest ISO implements Day Two congestion management, some of these operational elements may have to be modified. TRANSLink proposes to work with the Midwest ISO in the development of Day Two congestion management. As that happens, we expect TRANSLink to implement any necessary modifications to its grid operations to support the Midwest ISO’s locational marginal pricing (LMP) and other aspects of SMD on a unified, region-wide market basis.

          D. Scope and Configuration

     The TRANSLink proposal raises several new issues because of the proposed structure. Most of the areas included in TRANSLink are located in the Eastern Interconnection and will be part of the Midwest ISO.36 However, the transmission facilities of one company, PSCo, are located in the Western Interconnection. Therefore, the proposed TRANSLink would be an ITC associated with the Midwest ISO and the owner of transmission facilities within the Midwest ISO and elsewhere. TRANSLink advances its total area as an asset for the Commission’s regional transmission policy. However, this arrangement must be approached with care. One particular aspect of

     36One participant, SPS, is in SPP which has just executed a merger agreement with the Midwest ISO. Preliminary filings to accommodate the merger were filed in Docket No. ER02-1420-000 on March 29, 2002.

TRANSLink’s proposal, having one region under the control of the Midwest ISO, and an overlapping region with different borders under the control of TRANSLink, but not controlled by the Midwest ISO, does not enhance RTO functions.

     We will allow TRANSLink to form as an ITC while controlling service areas outside of the Midwest ISO, but we do not regard this aspect of TRANSLink as beneficial, as the Applicants do. The Midwest ISO cannot control the transmission facilities outside of its boundaries, so it is practically impossible to extend the benefits of its RTO to those areas. For example, the Midwest ISO cannot monitor markets or manage parallel path flows affecting the PSCo area. The PSCo part of TRANSLink should concentrate on participating in RTO formation in the Western Interconnection.

     TRANSLink’s ownership of an area in the Western Interconnection will be somewhat coincidental to its relationship with the Midwest ISO. We expect TRANSLink to share experience across borders that would benefit both but, operationally, the two areas will be quite separate.

               E. The Delegation of Functions by an RTO to an ITCM

     To further our understanding of the proper allocation of functions, we convened a technical conference on February 19, 2002, consisting of a panel addressing the debate at the national level, and three regional panels with perspectives on the Midwest, the West, and the East. Participants also heard the North American Reliability Council’s (NERC) latest thoughts on renaming of control area functions. We requested that participants focus on four questions: (1) how should Order No. 2000 functions and characteristics be allocated; (2) whether certain functions are more efficiently administered over a large region or sub-regional level administration could be effective; (3) whether it is useful to distinguish between transmission operations and market operations and oversight; and (4) whether the business model proposed for an organization is relevant to the question of which functions it should undertake.

     Major topics of discussion at the conference were the impact of an entity’s independence on its proper role within an RTO, reliability and congestion management. Several participants commented on the belief that the Midwest ISO’s Appendix I is drafted very broadly, permitting much discretion in the delegation of functions to ITCs. Parties also commented in writing after the conference concerning whether the operation of the grid and the operation of the market should be separate, and several submitted matrices indicating preferred allocations of functions among RTOs and independent transmission companies.

     Our rulings on the allocation of functions issues are based on our belief that for effective RTO operations, regional trading, and one-stop shopping, a single transmission provider must have overall authority and ultimate responsibility for transmission service in the region. We further believe that the security-constrained, economic dispatch needed for an efficient and reliable market is best operated by an independent regional transmission provider. However, we believe that it is acceptable for some functions with predominantly local characteristics to be delegated to an ITC so long as the RTO has oversight authority in the event that local actions have a regional impact. We find that this is critical to successful RTO development and especially important given the characteristics of the interstate transmission grid. It has become increasingly evident in recent years that even seemingly local issues, such as generator location or isolated transmission bottlenecks, can and do impact the larger grid, and that is why we believe that centralized RTO oversight is needed.

     We also remain concerned that vesting control into sub-regional entities may create seams which could easily lead to re-balkanization. These difficult delegation decisions are made with our firm belief that ITCs can flourish under the RTO umbrella and that in performing certain delegated functions, ITCs will be able to effectively manage their assets, protect their value, and bring their expertise to increase efficiencies and enhance the value of their business. Nevertheless, these delegation decisions should not prevent ITCs from seeking additional authority, subject to Commission approval, at a later date after ITCs have gained experience under RTO operations.37 We are also guided by the premise that any delegation of functions to an ITC must be consistent with and further the Commission’s goals in the SMD Proceeding. We assume in this order that the Midwest ISO will be the transmission provider in the TRANSLink area and will operate a real-time and day-ahead market, or any functions that are required under the SMD final rule.

     Since TRANSLink does not propose to be an RTO, it is not necessary that its proposal satisfy the characteristics and functions in Order No. 2000. For TRANSLink North, the important considerations are that the Midwest ISO meet the requirements of Order No. 2000 and that those requirements not be compromised by sharing responsibilities with TRANSLink. The Commission has determined that the Midwest

     37We recognize that as the Midwest ISO and ITCs gain experience, they should, from time to time, reassess the assignment of the functions and reevaluate whether some that have been delegated to a local level need to be performed at a regional level and vice versa. Likewise, after SMD is implemented, the assignment of functions may need to be reassessed.

ISO meets the requirements to be an RTO,38 therefore, our examination of the RTO considerations for TRANSLink will focus on whether a delegation of responsibilities from the Midwest ISO to TRANSLink will enhance or continue the Midwest ISO’s ability to further our RTO policy goals for the region.

     The proposal we address below was filed by TRANSLink wherein TRANSLink proposes to form an ITC and operate under the Midwest ISO’s Appendix I. We note that Appendix I sets forth a general framework for the development and operation of ITCs within the Midwest ISO, which we previously accepted in our February 14, 2000 Order. Under Appendix I, certain responsibilities which currently reside with the Midwest ISO may be delegated or assigned to an ITC, if it chooses to accept those responsibilities and if this Commission approves the assignment of such responsibilities.39 However, the Commission has, since the February 14, 2000 order, focused more on delegation of functions by an RTO to an ITC, e.g. holding a technical conference on February 19, 2002 and requesting comments on the subject from the parties in Docket No. RM02-12-000.

     As to the Order No. 2000 characteristics, only independence is critical to an ITC. Scope, operational authority, and short-term security are elements necessary for an RTO to accomplish the Commission’s goals for regional transmission. Independence, however, is critical for the ITC because only an independent entity can perform RTO functions, even on a delegated basis. This is to ensure non-discriminatory access to the RTO’s transmission facilities.

          F. RTO Function No. 1: Tariff Administration and Design

1. TRANSLink Tariff

a. Applicants

     TRANSLink proposes its own OATT for service within its own service areas. The

     38Midwest ISO Order, 97 FERC ¶ 61,326 (2000) (Midwest ISO).

     39Appendix I sets forth the responsibilities that can be delegated to an ITC, either entirely or subject to varying degrees of Midwest ISO oversight including, Security Coordination, Section 205 Rights, Congestion Management, Losses, Tariff Administration, Curtailments, Operations, Planning, and Market Monitoring and Penalties, among others. In its order conditionally accepting Appendix I, the Commission deferred making a finding on certain proposed delegations of functions due to a lack of detail in the joint petitioners’ proposal. See Commonwealth at 61,627.

North Region will be coordinated with the Midwest ISO tariff and the South and West Regions will be served under the SPP and Xcel OATTs, respectively, modified to reflect administration by TRANSLink.40 Applicants claim that its North Region tariff will operate seamlessly with the Midwest ISO tariff. The tariff for TRANSLink’s North Region will apply to all service within TRANSLink’s portion of the Midwest ISO. Service into, out of or through TRANSLink’s North Region will fall under the Midwest ISO’s tariff. All load, including transmission service for bundled customers, will be under the TRANSLink tariff. Grandfathered agreements will be preserved. TRANSLink proposes to be solely responsible for its own tariff and to have exclusive authority to file for changes with the Commission under section 205.

b. Intervenors’ Comments

     Intervenors argue that, contrary to TRANSLink’s claims, TRANSLink’s separate tariff and tariff administration will create new seams that will cause frustration in the development of a single market within a large, regional RTO. MGE and WPPI contend that TRANSLink’s separate tariff and tariff administration are contrary to the fundamentals of Order No. 2000, and will create an artificial seam in an area that should function as a single regional market under a single Midwest ISO-administered regional tariff. Wisconsin Electric also agrees that allowing TRANSLink to administer its own OATT, could create a large seam on the border between the TRANSLink and the Midwest ISO operating systems. Intervenors argue that the TRANSLink proposal runs counter to the Commission’s effort to develop a standard market design for RTOs nationwide, reduces the Midwest ISO’s regional value, and balkanizes the market. Intervenors implore the Commission to ensure that the principles and procedures implemented by TRANSLink are compatible with the Midwest ISO.

c. Discussion

     We will not allow TRANSLink to maintain its own tariff. It is important for the RTO to operate under a single tariff with only necessary variations from zone to zone. Multiple tariffs unnecessarily undermine the unity of the RTO region. It is important under Order No. 2000 that transmission customers have available a single source for all transmission service within a region. Appendix I as approved by the Commission provides for a single Midwest ISO tariff. Allowing sub-regional tariffs in the Midwest

     40The modified tariffs for the South and West Regions have not been filed. The remaining discussion of the TRANSLink tariff refers to the tariff applicable to the North Region.

ISO works against the goals of one-stop-shopping and tariff clarity without offsetting benefit.

     However, we will allow TRANSLink to maintain a separate schedule within the Midwest ISO tariff to facilitate different rates and a different rate design. We do not intend at this time to address the specific provisions contained in the TRANSLink schedule. We note that the tariff proposed by TRANSLink contains numerous differences from the Midwest ISO tariff. In designing a separate schedule to be included in the Midwest ISO tariff, TRANSLink must minimize such differences. Part of the reason for insisting on a single tariff for an RTO region is to maintain the maximum uniformity possible. The filing by TRANSLink of its dedicated schedule must justify differences with the Midwest ISO tariff and explain how regional uniformity is not harmed. Again, we are trying to provide to the transmission customer maximum ease of use of the regional transmission network and a pricing structure that makes sense and can be reconciled with transmission rates and rate design for the region as a whole.

     With regard to section 205 filing rights, our policy has continued to evolve since Order No. 2000 which introduced the concept of hybrid RTOs. Under Order Nos. 2000 and 2000-A, we stated that the RTO was to have exclusive filing rights over the facilities it operated while the individual transmission owners would have section 205 filing rights to establish their revenue requirements for their facilities used by the RTO. We also indicated that we would look at other proposals so long as they continued to ensure independence and protected the levels of revenue needed to be collected from the facilities.41

     Under Appendix I to the Midwest ISO Agreement, accepted by the Commission two months after Order No. 2000 was issued, an ITC has the unilateral right (without prior Midwest ISO approval) to file under section 205 for proposals for rate or rate structure changes, including incentive rates, involving base transmission charges for service to load within the ITC.42 In accepting Appendix I for filing, we noted that certain decisions regarding whether certain responsibilities should be assigned to an Appendix I ITC will depend in part on various protocols that will be developed later to create the ITC.43

     41See Order No. 2000-A at 31,369-71.

     42Appendix I § 3. See Commonwealth at 61,613.

     43Id. at 61,621.

     In RTO West,44 we permitted the ITC, Transconnect, to unilaterally file under section 205 incentive rates as part of its revenue requirement so long as Transconnect consulted with RTO West prior to filing. In the event of a dispute, the RTO West position would govern.45 We permitted such a unilateral filing based upon our belief that the independence of the ITC would ensure that any proposal would not unduly discriminate among particular market participants. We cautioned, however, that independence would not necessarily protect against the incentive potentially favoring certain wires over non-wires solutions and indicated that each proposal would be evaluated on a case-by-case basis.46

     At this time, we will permit TRANSLink to unilaterally file rate structure and incentive rate proposals as part of a revenue requirement request, after consultation with the Midwest ISO. Under this approach, the ITC would have unfettered rights to file its revenue requirement and/or incentive rates within its footprint, i.e., only for transactions that source and sink within its footprint. We are requiring consultation with the Midwest ISO to ensure that the Midwest ISO has adequate opportunity to review the filing and inform the Commission as to whether it results in adverse impacts (either physically or financially) outside of the TRANSLink footprint.

     Currently, under Appendix I, there is no need for any prior consultation in order for the ITC to file under section 205. However, we are mindful that seemingly local issues, such as generator location or isolated transmission bottlenecks, can and do impact the larger grid.

     Finally, we expressly take note of the Commission’s on-going rulemaking initiative in Docket No. RM02-12-000 addressing SMD. Certain aspects of our decisions herein will ultimately be subject to the outcome of that rulemaking process (e.g., development of a single market design for dealing with congestion management).

2. Rate

     44Avista Corp., et al., 95 FERC ¶ 61,114 at 61,338-39 (2001), reh’g denied, 96 FERC ¶ 61,058 at 61,177 (2001) (RTO West).

     45Id. at 61,177 (2001).

     46Id.

a. Applicants

     TRANSLink proposes formula rates applicable to transactions that source and sink within its footprint in the Midwest ISO. TRANSLink states that the revenue requirement formulas are largely based on formulas that have been accepted for use under the Midwest ISO OATT. The proposed rates are based on a license plate rate design and pricing zones reflecting the current individual systems of the TRANSLink Participants. TRANSLink allocates each transmission owner’s annual transmission revenue requirement to three separate rate components and each transaction is charged a rate consisting of the three components: a Highway Component, a Supply Zone Local Component, and a Load Zone Local Component.

     TRANSLink states that the proposed Highway Component is intended to represent the costs of higher voltage facilities that contribute significantly to regional transfers in both directions, both into and out of each pricing zone. The proposed Highway Component reflects the costs of all non-radial facilities operated at a voltage of 230 kV and higher, plus a specific allocation of the costs of facilities operated at voltages between 100 and 200 kV. The allocation of 100-200 kV facilities is based on a power flow analysis that determines the specific elements of the transmission system that provide a significant contribution to regional transfers.47

     TRANSLink states that the Supply Zone Local Component is intended to represent the use of facilities installed to provide “generator outlet” service.48 The proposed Supply Zone Component is based on 50% of the costs of facilities in each zone operated at voltages between 100 and 200 kV and not allocated to the Highway Component, plus an allocation of the Highway Facilities in the particular pricing zone if there is more

     47TRANSLink states that the Participants modeled nine different power transfer scenarios through the TRANSLink North region, with significant impacts defined as either a 5% Power Transfer Distribution Factors (PTDF) or a 3% Outage Transfer Distribution Factor (OTDF) on a particular element. TRANSLink explains that a 5% PTDF means that, when the power system is intact, 5% of the power from a specific transaction flows on the specific transmission element, and that a 3% OTDF means that, under a worst-case single outage condition, 3% of the power from a specific transaction can be observed on a specific element. See Prepared Direct Testimony of David B. Grover, Exhibit DBG-100 at 26-27.

     48See Exhibit DBG-100 at 27.

generation in the zone than is needed to serve load in the zone.49

     According to TRANSLink, the Load Zone Local Component is intended to represent the use of facilities that predominantly serve load in each pricing zone. The proposed Load Zone Local Component is based on 50% of the costs of facilities in the zone operated at voltages between 100 and 200 kV and not allocated to the Highway Component, plus any facilities operated at voltages below 100 kV, plus any radial lines.

     TRANSLink proposes that, during the six-year Midwest ISO transition period, the cost of Highway Facilities entering service after the commencement of operations (New Highway Facilities) will be recovered on a system average basis, and the cost of Highway Facilities existing as of the commencement of operations (Existing Highway Facilities) will be recovered on a license plate basis. After the transition period, the recovery of costs of Existing Highway Facilities on a system average basis will be phased-in over a period of four years.

     According to TRANSLink, the conventional license plate rate design, whereby regional service is priced only on the costs of facilities in the destination zone, discourages new transmission investment in a particular license plate pricing zone that is needed to support regional transfer capability benefitting customers outside of that pricing zone. In addition, TRANSLink states that the conventional license plate rate design under the Midwest ISO OATT, by pricing regional service at the costs of only the facilities in the destination zone, almost completely severs the relationship between the price of a transmission service transaction from the embedded cost of the systems actually used to provide this service. TRANSLink states that its proposal to use a system average rate for New Highway Facilities will remove impediments to investment in new facilities due to the misallocation of costs and benefits under a pure license plate approach. In addition, TRANSLink states that its three-part rate better reflects costs of the systems actually used to provide the transmission service.

     According to TRANSLink, the recovery of the costs of Existing Highway

     49Such excess generation is measured by the amount of rated generation capacity in the zone in excess of the sum of annual peak load in the zone plus planning reserves. In the event of excess generation, the costs of Highway Facilities in the pricing zone are allocated to the Supply Component based on a percentage equal to one minus the ratio of (1) the sum of annual peak load in the zone plus planning reserves to (2) the rated generation capacity in the zone. See Exhibit DBG-102, TRANSLink Open Access Transmission Tariff, at Original Sheet Nos. 302-305.

Facilities on a license plate basis will minimize cost-shifting for a period matching the Midwest ISO transition period and slowly phase-in such cost-shifts over the subsequent four years. Furthermore, TRANSLink states, in contrast to the Midwest ISO OATT, which does not define a post-transitional end-state implementing a system-average rate,50 its proposal does define an end-state regional rate design with a system average rate for Highway Facilities. According to TRANSLink, the uncertainty surrounding Midwest ISO’s yet-to-be-decided post-transitional rate structure makes it difficult for transmission owners, especially non-jurisdictional transmission owners, to decide to participate in Midwest ISO. By including a transition to an end-state rate design in the TRANSLink Tariff, TRANSLink maintains, its proposal removes this impediment to broader participation in RTOs.

b. Intervenors’ Comments

Intervenors contend that TRANSLink’s proposal, as structured, will almost certainly create unjust and unreasonable rates. Basin Electric and Sunflower argue that while TRANSLink describes its rate proposal as a combination of both postage-stamp and license plate rates, it does not indicate that generator-based charges are also applied. Basin Electric and Sunflower contend that this supply tier charge penalizes systems with excess generation, while not imposing a reciprocal charge on systems with excess load. Sunflower contends that this supply tier charge, as proposed, penalizes existing generation in remote locations and discourages siting of new generation remote form load, whether or not new transmission facilities are required.51 According to Sunflower, the supply tier charge is a significant stumbling block to its participation in TRANSLink.52 Basin Electric also objects to TRANSLink’s reliance, in part, on bright-line voltage demarcations and, in part, on power flow analysis, to establish what facilities are Highway Facilities. It argues that there should be a consistent determination, based on power flow analysis, of what constitutes Highway Facilities or Local Facilities.53

     Iowa Association of Municipal Utilities, Minnesota Municipal Utilities

     50See Midwest Independent Transmission System Operator, Inc., et al., 84 FERC ¶ 61,231 (1998) at 62,167-168, order on reh’g,
85 FERC ¶ 61,372 (1998).

     51Sunflower at 8; Basin Electric at 6.

     52Sunflower at 8-9.

     53Basin Electric at 7.

Association and the Central Minnesota Municipal Power Agency (Municipal Utilities) argue that TRANSLink’s proposal classifies facilities without any particularized examination of the functions that they will perform. They submit that this may result in TRANSLink merely allocating the cost of existing Highway Facilities inequitably among the load zones. According to Municipal Utilities, TRANSLink’s proposal raises some interesting concepts but addresses them in a broad-brush manner that is not based on detailed factual examination.54 Indicated State Agencies request further exploration of the overall effect of the proposed transmission rates and how the proposed TRANSLink rates would co-exist with and/or be applied with the existing Midwest ISO rates.55 SITE states that it cannot evaluate the rate proposal based on the information before it. SITE submits that the proposal does not adequately explain what rate applies for transactions into and out of the TRANSLink footprint.56 MRES requests that the Commission require filing of more information concerning the engineering analysis used to classify facilities as Highway Facilities and Local Facilities.57 The Illinois Commission states that the proposed rate design has merit in terms of helping to mitigate cost-shifting and avoid cross-subsidization and also to relieve the disincentive to investment in new transmission facilities under conventional license plate rates.58

c. Discussion

     As we said in Order No. 2000, we are open to innovative rate treatments that provide solutions to rate issues in a particular situation. We applaud the Participants in their ability to design a rate structure that satisfied the requirements of public and private transmission owners. However, we will defer ruling on TRANSLink’s proposed rates at this time as we need additional information on regional impacts, as well as the fact that we also need additional support for the rate proposal. We are sympathetic to TRANSLink’s concerns regarding conventional license plate rate design and are encouraged by its proposal which seeks to more closely link cost recovery to cost causation. However, TRANSLink’s proposed three-part rate is significantly different

     54Municipal Utilities at 131 and Response to TRANSLink’s Answer at 6.

     55Indicated State Agencies at 4.

     56SITEs at 17-18

     57MRES at 17.

     58Illinois Commission at 14.

from license plate rates for regional transmission service that we have accepted for the Midwest ISO and other regional transmission service providers. In these instances, while the rates vary depending upon the license plate pricing zone in which the load is located, a uniform license plate rate applies to delivery to load at a particular location regardless of the location of the resource. In contrast, under TRANSLink’s proposal, the rate to serve a particular load will differ for delivery of resources from each TRANSLink pricing zone and from outside the TRANSLink footprint. Therefore, we will require TRANSLink, when it files its rates in its schedule under the Midwest ISO OATT, to file additional support for its rate proposal, addressing how its rate proposal will promote efficient use of the transmission grid compared to the conventional license plate rate design currently in place under the Midwest ISO OATT.

     TRANSLink proposes to base its designation of facilities as Highway Facilities or Local Facilities, in part, based on power flow analysis. However, it has provided only a brief description of that analysis in this filing. Such an analysis of the function of each element of the transmission system is vital to our evaluation of the reasonableness of TRANSLink’s proposed rate design. Therefore, we will require that TRANSLink provide a detailed description of the power flow models relied upon to classify facilities as Highway Facilities and Local Facilities, when it files its schedule under the Midwest ISO OATT. In addition, TRANSLink should fully substantiate the reasonableness of its assumptions that all non-radial transmission elements operating at voltages of 230 kV and above perform a regional highway function and all transmission elements operating at voltages of 100 kV and below perform a local function.

     We find TRANSLink’s filing unclear as to how the TRANSLink and Midwest ISO rates will each apply to network transmission customers serving load within the TRANSLink footprint from resources located both within and outside of TRANSLink. Therefore, we will direct TRANSLink to provide a detailed explanation of how the TRANSLink and Midwest ISO rates will each apply to network service customers serving load within the TRANSLink foot print from resources within and outside of TRANSLink when it files its schedule under the Midwest ISO OATT.

     Finally, we will defer ruling on TRANSLink’s proposed formula rates until TRANSLink files such rates in its schedule under the Midwest ISO OATT.

3. Return on Equity and Incentive Return

a. Applicants

     TRANSLink proposes that its rate of return on equity (ROE) will include two components. The first component is a base ROE equal to the ROE each TRANSLink participant would be authorized or allowed to earn on its transmission assets serving bundled retail service if the participant was not a part of TRANSLink.59 The second component is an incentive adder to encourage entities to participate in TRANSLink, linked to the extent that a Participant transfers functional control of its transmission facilities to TRANSLink and for newly constructed facilities made by TRANSLink itself or by a Participant where there is a legal limitation or restriction on TRANSLink doing so.60

b. Intervenors’ Comments

     Intervenors argue that the TRANSLink proposal significantly increases the return on equity for assets under the ITC’s control in one form or another, either on existing facilities or on new investments.61 Intervenors contend that the TRANSLink proposal provides for the highest rate of return that had been allowed by state commissions to be paid to the incumbent utilities, without reference to the fact that such allowances may be excessive, especially when applied to TRANSLink, which would have a monopoly over transmission service. In addition, intervenors state that the TRANSLink Participants are requesting rate of return premiums, not for superior performance or for relieving congestion, but merely for committing their facilities to an ITC that they are creating in an effort to avoid direct membership in the Midwest ISO.62

     59For MidAmerican, the base ROE is intended to be the actual return under a rate case settlement in Iowa, pursuant to state law in Illinois, or a settlement ROE from a retail natural gas rate case settled in 1999. The “equity” component of OPPD’s base ROE is intended to be 12.2 percent, based on the ROE initially proposed by American Transmission Company. No explicit ROE is proposed for NPPD and Corn Belt since their rates will be developed on a cash flow basis. See Olson testimony at 14, 16.

     60A 50 basis point increment is proposed for jurisdictional Participants that enter a lease or private power operating agreement; a 100 basis point increment is proposed for jurisdictional entities that contribute their assets to TRANSLink and for the other Participants that transfer operational control under a long term agreement to the maximum extent allowed by law; and a 200 basis point increment above the highest state-authorized return for any Participant for investment in new transmission facilities. Id. at 17-19.

     61Xcel Customers at 17.

     62Id. at 13.

c. Discussion

     The Applicants’ proposal presents two questions: whether we should allow the same rate of return as would have been earned under bundled retail rates and whether to allow the incentive adders and, if so, at what level.

     As to the first question, Order No. 2000 expresses our intention to assure transmission owners that they will not be unduly harmed by placing their facilities under the control of an RTO.63 We will allow TRANSLink to use the relevant state ROE, or ROE equivalent, as a transitional return as long as the rate falls within a zone of reasonableness. Once TRANSLink has some experience as an ITC and its financial requirements can be better assessed, an ROE more focused on TRANSLink can be calculated. As to these state ROEs, we will require that TRANSLink’s revenue requirement filings explain fully why the particular requested ROE is appropriate. These rates will each be allowed only as long as they fall within the zone of reasonableness, as determined, for TRANSLink, by the Commission.

     With respect to the second question concerning the proposed 50, 100 or 200 basis-point adders, we will consider TRANSLink’s proposal at the time its participation in the Midwest ISO is finalized. We will require TRANSLink to comply with the requirements of 18 C.F.R. section 35.34 (e) (1). Moreover our consideration will be better informed by the Midwest ISO’s stakeholder process addressing the Midwest ISO’s proposed innovative rate proposals in Docket No. ER02-485-000.64

          G. RTO Function No. 2: Congestion Management

1. Applicants

     The Applicants do not propose to implement a Day One congestion management plan separate from the Midwest ISO’s congestion management’s procedures. They propose to participate in the Midwest ISO’s design of a market-based congestion management system. The only congestion management assignment that TRANSLink proposes to have at start-up is redispatch for reliability of the transmission system.

     63Order No. 2000 at 31,191.

     64See 98 FERC ¶ 61,064 at 61,165 (2002).

2. Discussion

     We believe that TRANSLink’s proposal to work with the Midwest ISO on its long-term congestion management plan is appropriate. The Commission is considering the adoption of locational marginal pricing (LMP) as the standard for region-wide energy market implementation for RTOs.65 Based on this proposed standard, we must insist that the energy markets operated by the RTO be uniform across the entire region. In addition to being a requirement of an efficient and effective energy market, uniformity promotes seamless transmission service and one-stop shopping. For these reasons, we see little opportunity for ITCs to segment the region with alternative congestion management systems. The LMP market needs not only to be uniform, but also operated as a single market. Therefore, we will not allow ITCs to operate separate congestion management systems within an RTO.

          H. RTO Function No. 3: Parallel Path Flow

1. Applicants

     TRANSLink has not proposed that it be assigned any responsibilities under the parallel path flow function.66 The Applicants note that the mere act of consolidation of control areas, which is planned for TRANSLink in the future, will remove parallel path flow problems from some transactions. Beyond this natural reduction in parallel path concerns, TRANSLink proposes to participate in the Midwest ISO’s procedures to manage parallel path flow.

2. Discussion

     We agree with TRANSLink that the principal responsibility for managing parallel path flow should lie with the Midwest ISO. Our generic policy for dealing with parallel path flow stems from the fact that, generally, the larger the area served, the more parallel path flow is internalized. This is one of the natural advantages of RTO implementation. For this reason, we will not allow an ITC to take on major parallel path flow responsibilities in most cases. There may be limited cases where an ITC may be delegated responsibility for dealing with emergency conditions that arise because of

     65“Working Paper on Standardized Transmission Service and Wholesale Electric Market Design,” RM01-12-000.

     66Application at 20.

parallel path flow.67

          I. RTO Function No. 4: Ancillary Services

1. Applicants

     TRANSLink proposes to provide System Control and Voltage Control (ancillary services 1 and 2) and be the Provider of Last Resort (PLR) of ancillary services to transmission customers taking service under the TRANSLink OATT.68 For all other ancillary services, customers can self-provide, purchase from TRANSLink or purchase from the Midwest ISO. TRANSLink also proposes establishing an imbalance energy market in addition to the Midwest ISO’s imbalance energy market.

     Applicants propose combining the five current Control Areas within TRANSLink North (NSP, Mid-American, Alliant West, NPPD and OPPD) to form a single TRANSLink-North Control Area. Each of the those five control areas will become a subordinate load-balancing areas (SLBAs). TRANSLink will offer imbalance energy as an alternative to self-supplying or purchasing from the RTO. The imbalance energy price will be set by the last merit-order bid for congestion management redispatch in the applicable Control Area (or SLBA, after the formation of a single Control Area).69

2. Comments and Applicants’ Response

     M/WPPI70 argue that the TRANSLink proposal would balkanize the Midwest ISO ancillary service markets. They argues that the proposal for TRANSLink to operate a real-time balancing market limited in scope to TRANSLink’s area would artificially bifurcate into sub-markets what could otherwise develop into a more robust Midwest

     67See declaratory order in Alliance Companies, et al., issued this date, for an example of our policy on parallel path flow applied to an ITC.

     68That is, customers for transactions occurring entirely within the TRANSLink territory.

     69If there are not sufficient bids, TRANSLink will use a suitable price index or, if a suitable index is not available, an average of the five most recent available Hourly Balancing Prices for the same time period. Exhibit DRG-100 at 16.

     70M/WPPI at 35-38.

ISO-wide balancing market. They also express concerns with the fact that TRANSLink’s balancing market relies on congestion management bids or proxy prices if there are not sufficient bids to clear the market without a showing that those prices reflect competitive markets. Finally, they argue that the proposed geographic partitioning may undermine appropriate recognition of self-supplied ancillary services.

     In their Answer, Applicants argue that TRANSLink will supplement the Midwest ISO ancillary service and imbalance energy markets rather than bifurcate them. Applicants also note that any bids submitted by generators that will be used to establish balancing energy prices will be subject to whatever market power mitigation program the RTO or the Commission establishes.

3. Discussion

     TRANSLink’s proposal to provide System Control and Voltage Control (Ancillary Service Schedules 1 and 2) is consistent with the Commission’s Pro Forma Tariff, and we will approve it. In addition, because, for operational reasons, Regulation Services (Ancillary Service Schedule 3) must be provided at the Control Area level, we will require TRANSLink to provide Regulation Services. However, we agree with M/WPPI that Applicants have not shown that the TRANSLink proposal would supplement rather than harm competition in the other Midwest ISO ancillary service and imbalance energy markets. TRANSLink proposes to offer imbalance energy and ancillary services as an alternative to self-supplying or purchasing from the Midwest ISO market. The establishment of separate ancillary service and imbalance energy markets within the Midwest ISO would violate the Commission’s principle of increasing competition through a single, regional market for those products. Therefore, we will require Applicants to revise TRANSLink’s Tariff so that it will provide System Control, Voltage Control, and Regulation Services (ancillary services 1, 2 and 3); the Midwest ISO will be the PLR of ancillary services and imbalance energy to transmission customers taking service under the TRANSLink schedule.71 This does not, however preclude the Midwest ISO, in its role as PLR of imbalance energy and ancillary services from designating TRANSLink as a provider of those products.

     While we expect that the Midwest ISO will develop real-time and day ahead energy markets, we encourage customers to self-supply ancillary services and imbalance

     71Transmission customers will also have the option to self-provide the ancillary services provided by the Midwest ISO.

energy. To the extent TRANSLink operates as a facilitator of customers self-supplying those services, we view this as pro-competitive, and encourage TRANSLink to do so. However, it is our view that running a separate, real-time balancing energy market within TRANSLink would separate the markets within the region and diminish competition in the Midwest ISO real-time energy market. Accordingly, we will require that the real time balancing market be run by the Midwest ISO. If TRANSLink wishes to offer imbalance energy or ancillary services, non-realtime energy markets (for other than the local services discussed above), it must make a showing that its proposal does not in any way harm competition in the Midwest ISO ancillary service or imbalance energy markets

          J. RTO Function No. 5: OASIS, Total Transmission Capability (TTC) and Available Transmission Capability (ATC)

1. OASIS

a. Applicants

     Order No. 2000 requires that the RTO operate a single OASIS for the entire region. TRANSLink proposes to operate a node on the Midwest ISO’s OASIS. TRANSLink would have control over that node without going through the Midwest ISO. Protocols established between the Midwest ISO and TRANSLink provide one-stop shopping for transmission customers. Whichever of the Midwest ISO or TRANSLink is contacted will coordinate the transmission request with the other.

b. Intervenors’ Comments

     Intervenors argue that TRANSLink, as proposed, violates both the spirit and a number of provisions of the Inter-RTO Cooperation Agreement (IRCA) between the Midwest ISO and the Alliance Companies, as well as being at odds with the Commission’s objectives in Order No. 2000. According to intervenors, the IRCA contemplates that the Midwest ISO and the Alliance Companies will develop procedures and protocols that will coordinate transmission services to provide for “one-stop” shopping. Intervenors further argue that the objective of Order No. 2000 is the development of a single, coordinated and transparent bulk power market in each region, irrespective of the number of transmission entities that support that market.72 However, Intervenors argue, TRANSLink’s proposed OATT is contrary to these objectives, as it

     72WPSC at 5, citing Commonwealth Edison Company, et al., 90 FERC ¶ 61,192 at 61,617 (2000).

requires the Midwest ISO transmission customer to shop for transmission at various spots or with various vendors.

c. Discussion

     We will reject TRANSLink’s proposal to control a node on the Midwest ISO’s OASIS site. It is an important aspect of our RTO policy that the Midwest ISO be in complete control of the region’s OASIS site. The Midwest ISO may offer a site page for TRANSLink service with information provided by TRANSLink, subject to Midwest ISO’s review. The formats and procedures between the Midwest ISO and TRANSLink should be as uniform as possible.

2. ATC and TTC

a. Applicants

     TRANSLink proposes to determine Total Transmission Capability (TTC) according to Midwest formulas and methodology and provide it to the Midwest ISO. The Midwest ISO will determine Available Transmission Capability (ATC) using TRANSLink’s TTC and its own calculation of CBM and TRM.

b. Intervenors’ Comments

     Competitive Coalition argues that calculation of ATC and TTC, as presented, requires eligible customers to “wade through two layers of data, models, and assumption to receive needed information.”73 Competitive Coalition points out that the proposal calls for ATC to be determined by the Midwest ISO, but that TTC, Capacity Benefit Margin (CBM) and Transmission Reliability Margin (TRM) be determined by TRANSLink, and that the Midwest ISO would be responsible for review, calculation, and administration of TTC/ATC/TRM/CBM components, based on TRANSLink values. Intervenors further argue that CBM and TRM are proposed to be calculated by an entity that is a market participant that also has a financial interest in the results.

c. Discussion

     We will allow the proposed procedure for ATC and TTC calculations. We understand that TRANSLink, being more familiar with the facilities involved, is in a

     73Competitive Coalition at 20.

better position to determine near-term facility ratings and capabilities, which will be adjusted for scheduled transmission, Capacity Benefit Margin and Transmission Reserve Margin by the Midwest ISO to calculate ATC. This procedure provides for a consistent ATC across the region and minimizes the possibility of inconsistent results, or any type of discriminatory behavior.

          K. RTO Function No. 6: Market Monitoring

1. Applicants

     TRANSLink proposes to rely upon the Midwest ISO to perform all monitoring of the markets that TRANSLink operates or supervises.74

2. Discussion

     Market monitoring is one of the functions that does not lend itself easily to segmentation across an RTO. We therefore agree with TRANSLink’s proposal to rely upon the Midwest ISO for this function. To be effective, the market monitoring process must cover the whole RTO because we look at the region as the basic market unit. (In fact, we know that, in most cases, the market for wholesale bulk power is greater than the RTO.) Therefore, we will not authorize a delegation of the responsibility for market monitoring to ITCs for their areas.75 The market monitoring process needs to take a RTO-wide view of the market to properly assess whether competition in the bulk power market is being fostered. There may be cases where specific tasks, such as data gathering, may appropriately be delegated to an ITC for its area but the responsibility for an RTO-wide market monitoring process belongs with the RTO.

          L. RTO Function No. 7: Planning and Expansion

1. Applicants

     Applicants state that TRANSLink will be responsible for planning and expansion of its own system and that the Midwest ISO will be responsible for coordinating TRANSLink’s regional transmission plan in accordance with a stated protocol developed

     74Application at 21.

     75This is not to say that the RTO cannot contract the job of market monitor to another entity, as is done in the case of the Midwest ISO. The important consideration is that the region not be segmented into component parts for monitoring purposes.

by TRANSLink and the Midwest ISO. Specifically, TRANSLink will develop its plan for construction of transmission facilities, provide that plan to the Midwest ISO and coordinate with the Midwest ISO to the maximum extent practicable. Midwest ISO approval is not required for the TRANSLink plan; however, if the Midwest ISO believes that a TRANSLink planned facility will have a material impact on facilities outside of TRANSLink which are located within the Midwest ISO, the TRANSLink-planned facility will not be placed into operation until the Midwest ISO has a reasonable time to review the plan and disputes are resolved. If the Midwest ISO disagrees with TRANSLink’s plan, the disagreement will be resolved through dispute resolution.76 Applicants further state that the planning process is intended to satisfy the Commission’s directive that a single entity must be responsible for transmission planning and expansion within its region to ensure a least-cost outcome that maintains or improves existing reliability levels.77 The responsibility of the Midwest ISO to develop a regional plan, including the ITC facilities, is not intended to be changed by the MOU.78

2. Comments and Applicants’ Response

     Indicated State Agencies argue that the proposal must be clarified to ensure that planning will be coordinated between TRANSLink and the Midwest ISO, and that siting decisions will remain subject to state authority. In their Answer, Applicants state that the Midwest ISO will be responsible for coordinating TRANSLink’s transmission plans with those of the Midwest ISO in accordance with the joint planning protocol.79

     SITEs questions whether the broad scope of planning authority sought by the Applicants is consistent with Order No. 2000 and Appendix I. It cites Commonwealth Edison, where we found that the proposed ITC lacked sufficient detail as to how it would coordinate its planning with the Midwest ISO. It states that Applicants’ proposal similarly lacks sufficient detail regarding how TRANSLink will coordinate with the Midwest ISO. In their Answer, Applicants argue they have an MOU with the Midwest ISO and that SITEs makes these assertions without any grounds for believing that TRANSLink will not adhere to the MOU.

     76Exhibit CJM-102, MOU, Attachment A at 6.

     77TRANSLink OATT Attachment S at 383.

     78 Exhibit CJM-102, MOU, Attachment A at 6. Section 10.3.

     79Answer at 33.

     Competitive Coalition argues that the Commission should follow the recommendations of the Mediation Report for the Southeast RTO, which stated that all planning decisions made by the ITC should be subject to the review and approval of the RTO. It argues that Applicants’ proposal reserves to TRANSLink too much authority regarding transmission planning. Municipal Agencies argue that Applicants’ proposals would turn much of the Midwest ISO’s responsibility for transmission planning and expansion over to TRANSLink and would turn key elements over to TRANSLink Participants, which are not independent. They state that key elements of the planning process would be turned over to the Reliability Planning Committee, which is dominated by transmission owners. In their Answer, Applicants argue that TRANSLink’s independent management, not transmission owners, using the planning process described in the TRANSLink Tariff, will ensure that planning decisions will be made in an even-handed manner to protect reliability and meet the needs of transmission customers.

     MRES argues that transmission planning should be performed by the RTO itself, not the ITC. According to MRES, the proposal results in a market participant, the transmission owner itself, being directly involved in the planning process, which is contrary to the Commission’s goal of having an open and nondiscriminatory planning process free of any influence by market participants.

3. Discussion

     In Commonwealth, we indicated that responsibility for certain functions required of an RTO by Order No. 2000, including transmission planning and expansion, could be shared by transmission entities in a region as long as the plan is sufficiently detailed and provides clarity about the decisional process; in those cases, the Commission required more detailed proposals.80 In this case, TRANSLink has made a detailed proposal, as found in the MOU in its Tariff. As Applicants have stated, TRANSLink will be responsible for planning and expansion of its own system and the Midwest ISO will be responsible for coordinating TRANSLink’s regional transmission plan in accordance with the regional joint planning protocol. As the RTO, the Midwest ISO has the responsibility to ensure that planning and expansion is coordinated across the entire RTO. Under TRANSLink’s proposal, if the Midwest ISO believes that a TRANSLink planned facility will have a material impact on facilities outside of TRANSLink which are located within the Midwest ISO, it will have a reasonable time to review the plan and any disagreement

     80Commonwealth, 90 FERC at 61,624.

should be resolved through dispute resolution.81 We believe that the RTO, not an outside arbitrator, must have the ultimate authority regarding planning and expansion for its region. Therefore we will require TRANSLink and the Midwest ISO to modify the joint planning protocol such that the Midwest ISO has the final word on planning and expansion that may materially affect facilities outside of TRANSLink which are located within the Midwest ISO.

     In Order No. 2000, we established the principle that planning and expansion must include input from all stakeholders. Here, Applicants have stated that planning and expansion will be performed in the most environmentally sensitive, cost efficient and reliable fashion, without regard to ownership of transmission, distribution or generation facilities.82 Applicants have also stated that they have mechanisms in place to assure that all stakeholders will have the opportunity to review, and comment upon the proposed transmission plans, recommend additional studies or evaluations of the plans, review transmission owner planning standards and guidelines, and recommend additional alternative reinforcements.83

     We interpret Section 10.3 of Attachment A to the MOU to mean that the Midwest ISO, in accordance with its responsibilities under Order No. 2000 to develop a regional plan for the entire Midwest ISO, may, for example, direct necessary transmission expansions by TRANSLink. If this interpretation is incorrect, TRANSLink should clarify the meaning of this language and explain how any alternative meaning meets requirements in Order No. 2000.

          M. RTO Function No. 8: Interregional Coordination

1. Applicants

     TRANSLink proposes to rely upon the Midwest RTO for any requirements

     81Exhibit CJM-02, MOU at 6.

     82TRANSLink OATT Original Sheet no. 384.

     83In Article II of the TRANSLink OATT, Applicants list those classes of entities that will have input in the planning process: Transmission Providers; Load-Serving Entities; End-use Customers; New Generators; and Generation Owners. Applicants also refer to “affected Market Participants”, in their description of Stakeholders. (Id. at Sheet no. 398.).

regarding interregional coordination.84

2. Discussion

     We believe that coordination between and among RTOs should be done at the RTO level and agree with TRANSLink’s proposal. ITCs need to work to implement seamless markets within an RTO and the RTO needs to work with neighboring RTOs at removing seams in the bulk power market between RTOs.

          N. Section 203 Request to Transfer and Consolidate Control of Jurisdictional Facilities

     Applicants request Commission authorization pursuant to section 203 of the FPA transfer ownership and/or control of their jurisdictional transmission facilities to TRANSLink. At the time of Application, Applicants assumed that Alliant West would transfer ownership to TRANSLink while Xcel and MidAmerican would transfer control of their jurisdictional facilities through either the Operating Agreement or the Lease Agreement. Applicants are not seeking Commission approval to transfer jurisdictional facilities in a specified manner at this time. Rather they are seeking approval to transfer jurisdictional facilities under one of the three Agreements (Sale, Lease or Operating Agreement) discussed in Section II of this Order.

1. Standard of Review

     Section 203(a) of the FPA provides that the Commission must approve a disposition of jurisdictional facilities if it finds that the disposition “will be consistent with the public interest.”85 The Commission’s Merger Policy Statement and Order No. 642 provide that the Commission will generally take account of three factors in analyzing whether a proposed disposition is consistent with the public interest: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation.86

     84Application at 21.

     8516 U.S.C. § 824b (1994).

     86 See Inquiry Concerning the Commission’s Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. ¶ 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC
¶ 61,321 (1997); see also Revised Filing Requirements Under Part 33 of the Commission’s Regulations, Order No. 642, 65 Fed. Reg. 70,983 (2000),

2. Effect on Competition

     We find that the proposed transaction will not adversely affect competition. Applicants did not file a competitive screen analysis under sections 33.3 and 33.4 of the Commission’s regulations. However, the proposed transaction does not involve a change in ownership or control of generation facilities; rather, it contemplates a transfer of ownership and/or operational control over jurisdictional transmission facilities from Applicants to TRANSLink. Therefore, the proposed transaction will not eliminate a competitor in any relevant wholesale electricity market. Moreover, under Order No. 642, the Commission does not require a competitive screen analysis for a “transaction only involv[ing] the disposition of transmission facilities” or “specific RTO filing that directly responds to Order No. 2000” because of its strong belief that participation in RTOs is pro-competitive and its experience that anticompetitive effects are unlikely to arise from such transactions.87 In addition to solely involving the disposition of jurisdictional transmission facilities, this transaction is directly tied to an RTO filing, since TRANSLink proposes to join the Midwest ISO and participate in the RTO structure through Appendix I of the Midwest ISO Tariff. Further, no party has raised competitive concerns. Therefore, pursuant to Order No. 642, we find that the disposition is pro-competitive.

3. Effect on Rates

a. Applicant

     Applicants argue that the proposed transaction will have no adverse effect on transmission rates. They note that TRANSLink will set its rates under a Commission-approved OATT and that TRANSLink’s rates will be subject to review by the Commission under the FPA’s “just and reasonable” standard. They argue that transmission customers taking service under the TRANSLink OATT will have access to a larger transmission system with non-pancaked rates. Customers taking service for the

FERC Stats. & Regs. ¶ 31,111 (2000), order on reh’g, Order No. 642-A, 94 FERC ¶ 61,289 (2001).

     87Order No. 642, FERC Stats. & Regs. ¶ 31,111 at 31,902-03. In addition, the Commission recognized the role of RTOs in mitigating market power, eliminating rate pancaking and better managing grid congestion. Id. at 31,898 & n. 72. E.g., Minnesota Power, Inc., and Superior, Water, Light and Power Co., 96 FERC ¶ 61,153 at 61,661 (2001).

delivery of energy from the system of one TRANSLink participant to another will pay only one rate, where they currently would pay at least two rates. They further state that under the proposed rate design, customers that currently take service for delivery within the system of a single TRANSLink Participant will continue to pay rates based on the Participant’s costs plus a share of TRANSLink’s administrative costs.

b. Intervenors’ Comments and Applicants’ Answer

     Xcel Customers argues that TRANSLink has not provided a revenue comparison or any cost support to support its claim that the proposed transaction will not have an adverse effect on rates. They claim that the increased ROE and administrative fees associated with TRANSLink will increase rates to existing transmission customers. They argue that a hearing is necessary to determine if the purported benefits of the ITC would outweigh the costs.88

     Xcel Customers further argue that Applicants neglected to list the contracts of Xcel customers with SPS and PSCo in Exhibit F of their Application. They conclude that it is impossible to determine what would become of those transmission contracts or how the failure to transfer contracts would affect counterparts or third parties.89 In response to Xcel customers, Applicants commit to include those contracts in a compliance filing.

     Applicants argue that they have made the requisite showing that the proposed transaction will not adversely affect rates because (1) TRANSLink will set its rates under a Commission-approved OATT; (2) no customer taking service under a grandfathered bilateral transmission service agreement with a TRANSLink Participant will be required to convert to service under the TRANSLink tariff; and (3) for any customer taking service under a Participant Tariff that will be superceded by the TRANSLink Tariff, its rate (other than the Schedule 10 fee) will either be based on the same revenue requirement (if all resources are on a single Participant’s system) or will decrease (if resources are on another system, because the pancaked charge is eliminated).90

c. Discussion

     88Xcel Customers at 24.

     89Id at 23.

     90Answer at 83.

     Applicants have argued that the rate (other than the Schedule 10 fee) for any customer taking service under a Participant Tariff that will be superceded by the TRANSLink Tariff will either be based on the same revenue requirement or will decrease. We are not convinced that this fully addresses the concerns expressed by Xcel Customers that increased ROE and administrative fees associated with TRANSLink will increase rates to existing transmission customers. However, as we stated in International Transmission:

Although the Commission recognizes that rates as well as compensation for losses may differ according to the RTO which encompasses a given utility’s facilities, the Commission must balance competing considerations in approving the boundaries and scope of RTOs. While some transmission customers may incur a higher rate for service in their local area and their transactions may be assigned larger losses, the formation of RTOs would result in a significant reduction, if not elimination, of rate pancaking for these same customers for transactions covering greater distances or traversing multiple transmission providers’ systems. Their competitive options have also increased in comparison to the circumstances before RTO formation.[91] [Footnote omitted.]

     We have also said that “[e]ven if rates will increase for some customers, the transaction can still be consistent with the public interest if there are countervailing benefits from the transaction.”92 In this case we also find that the benefits of increasing the size and scope of the Midwest ISO through the addition of TRANSLink significant reduces rate pancaking and increases the competitive options for transmission customers in the Midwest.

4. Effect on Regulation

a. Applicant

     Applicants state that the proposed transaction will not impair the effectiveness of federal or state regulation. The Participants commit that TRANSLink will not assert the jurisdiction of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 as a bar to the Commission’s jurisdiction over the treatment in rates

     91International Transmission Company at 62,538.

     92Order No. 592 at 30,114.

of transactions with affiliated entities.93 Applicants further claim that the proposed transaction will not affect state regulation of retail activities in those states in which Alliant West, the Xcel Energy Companies and MidAmerican operate. They state that while the proposed transaction contemplates that the jurisdictional Participants will take service under the TRANSLink Tariff for service to their retail native load customers, the applicable state regulatory commissions will retain their existing regulatory authority over the retail rates of jurisdictional companies.94

b. Intervenors’ Comments and Applicants’ Answer

     OCA argues that the transfer of transmission facilities would unreasonably impair the effectiveness of state regulation and retail open access if forced upon states that have not chosen to unbundle retail service. Since the issue of whether the transmission component of bundled retail rates fall under the Commission’s jurisdiction is pending before the Supreme Court, OCA is requests that the Commission refrain from taking any action that would interfere with the states’ regulatory authority over bundled retail rates.95 In response to OCA, Applicants argue that state regulatory agencies will continue to have jurisdiction over the bundled retail service offered to customers by the investor-owned utilities that are TRANSLink Participants. They further argue that for those states where there is retail access, the state regulatory agencies will retain jurisdiction over the rates and terms of unbundled retail distribution service.

     Indicated State Agencies argue that the proposal must be clarified to ensure that planning will be coordinated between TRANSLink and the Midwest ISO and that siting decisions will remain subject to state authority. In their Answer, Applicants state that the Midwest ISO will retain the responsibility to coordinate TRANSLink’s transmission plans with those of the Midwest ISO in accordance with the joint planning protocol.96

c. Discussion

     93Ohio Power v. FERC, 954 F. 2d 779, 792-86 (D.C. Cir.), cert. denied, 498 U.S. 73 (1992).

     94Application, Volume 2 at 25.

     95OCA at 5-9.

     96Answer at 33.

     We find no evidence that the proposed transaction would adversely affect federal or state regulation. Transferring operational control over Applicants’ jurisdictional facilities to TRANSLink will not change the Commission’s regulatory authority over Applicants’ transmission facilities, nor will it create a regulatory gap. With regard to possible adverse effects on state regulation, we note that no state has indicated that it lacks jurisdiction to consider the transaction’s effect on retail rates, nor has any state asked us to do so. Regarding OCA’s request that Commission refrain from taking any action that would interfere with the states’ regulatory authority over bundled retail rates we note that the Supreme Court has ruled on that matter.97 In addition, TRANSLink’s proposal cannot affect state authority over siting matters; states will still have siting responsibilities and the existence of TRANSLink or the Midwest ISO does not change this.

     For these reasons, we find that the proposed transaction will not adversely affect competition, rates or regulation, and therefore, is consistent with the public interest under FPA section 203. Accordingly, we approve the proposed disposition of facilities.

          5. Effect of the Proposed Transfer on Prior Section 203 Orders

a. Intervenors’ Comments and Applicants’ Answer

     Wisconsin Electric notes that the Commission conditioned its approval of the Xcel (NSP-New Century) merger on NSP and NSP-W joining the Midwest ISO.98 They argue that by proposing to join TRANSLink, Xcel Energy is violating the terms of the merger approval. They argue that TRANSLink will retain some operational control of the NSP and NSP-W transmission facilities, thereby undermining the conditions imposed by the Commission.

     97Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), FERC Stats. & Regs.
¶ 31,036 at 31,752 (1996), order on reh’g, Order No. 888-A, 62 Fed. Reg. 12,274 (March 14, 1997), FERC Stats. & Regs. ¶ 31,048 (1997), order on reh’g, Order No. 888-B, 81 FERC ¶ 61,248 (1997), order on reh’g, Order No. 888-C, 82 FERC ¶ 61,046 (1998), aff’d in relevant part sub nom., Transmission Access Policy Study Group, et al. v. FERC, 225 F.3d 667 (D.C. Cir. 2000), aff’d, New York et al. v. FERC, 122 S. Ct. 1012 (2002).

     98See Northern States Power Company, et al., 90 FERC ¶ 61,020 (2000).

     Applicants acknowledge that the Commission conditioned its approval of the Xcel merger on NSP and NSP-West joining the Midwest ISO, but argue that the order did not preclude NSP and NSP-West from joining the Midwest ISO through an ITC. They argue that NSP and NSP-W are seeking to comply with the merger order, but under a different method than contemplated at the time of the merger approval (early 2000), due to changes in the regional market and the evolution of RTOs.

b. Discussion

     We find that Applicants’ proposal to participate in the Midwest ISO through TRANSLink does not violate the conditions of our Xcel merger approval. We find that the TRANSLink proposal, with the revisions described above, satisfies the merger requirement to join an RTO, and would meet the independence criterion of Order 2000. Therefore, neither NSP, NSP-W or any other market participant will have operational control of NSP and NSP-W’s transmission facilities. Accordingly, the proposal does not give NSP or NSP-W the ability to use their transmission assets to harm competition in any relevant wholesale electricity market.

     As noted in above, PSCo’s transmission facilities are located in the Western Interconnection. Accordingly, those transmission facilities will not be part of the Midwest ISO. We are granting Applicants’ proposal to transfer ownership and/or control of those facilities to TRANSLink. As a condition of our approval of the New Century merger, SPS and PSCo committed to constructing a new transmission line connecting their systems.99 The approval of the transfer of SPS and PSCo’s transmission assets to TRANSLink does not alter that commitment.

     In addition, Applicants have stated that they seek Commission authorization to participate in RTOs through TRANSLink.100 We are authorizing the transfer of operational control of PSCo’s transmission assets to TRANSLink with the understanding that it, with regard to facilities currently controlled by PSCo, will participate in the western RTO formation process as TRANSLink.

The Commission orders:

     99Public Service Company of Colorado and Southwestern Public Service Company (New Century). 78 FERC ¶ 61,267.

     100Transmittal at 11.

          (A) Applicants’ proposal to form an ITC is approved, as modified herein, as discussed in the body of this order.

          (B) The proposed transfer of jurisdictional facilities is hereby approved, as discussed in the body of this order.

          (C) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

          (D) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

          (E) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

          (F) Applicants shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has been consummated.

By the Commission. Commissioner Breathitt concurred with a separate statement attached
( S E A L )

Linwood A. Watson, Jr., Deputy Secretary

Appendix  1